UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April 22, 2004
By
Name:	Marcos Grodetsky
Title:	Investor Relations Officer


























Rio de Janeiro, April 22, 2004 - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE:TNE)
 publicly announces that its subsidiary, TELEMAR NORTE LESTE S.A (BOVESPA:
TMAR), in compliance with CVM Instruction no. 358/02, publicly announced the following:

1.	On Thursday, April 22, 2004, Calais Participacoes S.A. (> "> Calais> "> ),
 a publicly-held company in which TMAR holds exclusively nonvoting preference shares, presented a revised amendment to its original offer to MCI, Inc.
("MCI") for the acquisition of control of Embratel Participacoes S.A.
(> "> Embratel> "> ).

2.	In the revised amendment, Calais raised its offer of an initial payment to
MCI from US$396 million to US$470 million. Such initial payment is to be paid upon MCI's acceptance of Calais' offer and the execution by both parties of the relevant agreements and guarantees. The initial payment will be carried out through the acquisition by Calais of debt instruments issued by MCI for this specific transaction. Such debt instruments will be used as part of the payment of the total purchase price offered by Calais for the acquisition of the controlling shares of Embratel. The total purchase price offered by Calais for the acquisition of Embratel continues to be US$550 million. The consummation of the acquisition of Embratel is subject to the approval of the National Telecommunications Agency - Anatel (Agencia Nacional de Telecomunicacoes).

3.	The structure presented by Calais for the acquisition of Embratel complies with all currently effective rules and regulations. The purpose of Calais' new offer is to demonstrate the unquestionable superiority of Calais' offer compared to the offer of Calais' competitor.

The notice was signed by Mr. Marcos Grodetzky, Chief Financial Officer and Investor Relations Officer, on April 23, 2004.